TSX: IMG NYSE: IAG	NEWS RELEASE

IAMGOLD ANNOUNCES LEADERSHIP TRANSITION

Toronto, Ontario, January 12, 2022 - IAMGOLD Corporation (NYSE:IAG) (TSX:IMG) ("IAMGOLD" or the "Company") announces that Gordon Stothart, President and Chief Executive Officer, has stepped down from his role of President and Chief Executive Officer and has also resigned from the Board of Directors. The Board has engaged an executive search firm to immediately conduct a search for IAMGOLD'S next leader. In the interim, Daniella Dimitrov, the CFO and Executive Vice President Strategy and Corporate Development, has also been appointed President and Interim Chief Executive Officer, effective immediately. Ms. Dimitrov brings significant industry and leadership experience and is well-positioned to advance the Company's strategy through the period of leadership transition, with the support of the Board of Directors and senior leadership team.

Don Charter, Chair of the Board of Directors stated "Gord joined the Company in 2007 as our COO and became the President and CEO in March of 2020.  He has played a key role in the evolution of the Company over 15 years and, in particular, the championing of our Côté Gold project. On behalf of the entire Board of Directors, I thank Gord for his years of service to IAMGOLD and wish him the very best in the future". Mr. Charter further stated "The Board intends to immediately conduct a thorough search for the Company's next CEO. In the interim, Daniella brings extensive mining industry and capital markets experience to the Interim CEO position. She will ably lead IAMGOLD through this leadership transition as we continue to focus on our operations while pursuing our focused strategy of reviewing the assets in our portfolio to prioritize those with the highest returns, concentrating on core jurisdictions, and advancing the development of Côté Gold."

Ms. Dimitrov joined IAMGOLD in March 2021 as Chief Financial Officer, and assumed additional responsibility for strategy and corporate development in December 2021. Prior to joining the Company, she was Partner, Investment Banking at Sprott Capital Partners, President and CEO of Orvana Minerals, Executive Vice Chair of Baffinland Iron and COO of Dundee Securities. She holds a Global Executive M.B.A. from the Kellogg School of Management and Schulich School of Business as well as a law degree from the University of Windsor.

Mr. Stothart will remain with the Company in an advisory capacity as required to support the transition as well as the development of Côté Gold.

About IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in three regions globally: North America, South America and West Africa. Within these regions the Company is developing high potential mining districts that encompass operating mines and construction, development and exploration projects. The Company's operating mines include Essakane in Burkina Faso, Rosebel (including Saramacca) in Suriname and Westwood in Canada. A solid base of strategic assets is complemented by the Côté Gold construction project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in the Americas and West Africa.

IAMGOLD employs approximately 5,000 people. IAMGOLD is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD (www.iamgold.com) is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the JSI index1.

1 Jantzi Social Index ("JSI"). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

Philip Rabenok, Manager, Investor Relations

Tel: 416 933 5783 | Mobile: 647 967 9942

Toll-free: 1 888 464 9999

info@iamgold.com

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.

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